SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No.1431-1

SEC Registry (CUSIP) No. 20441B407 - Preferred "B"

SEC Registry (CUSIP) No. 20441B308 - Common

LATIBEX Registry No. 29922 - Preferred "B"

NOTICE TO THE SHAREHOLDERS

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general, pursuant to Article 21-L, paragraph 3, of CVM Instruction No. 481/2009, that an Extraordinary General Meeting - EGM is scheduled for November 7, 2019, to resolve on the following matters, among other business: (i) the election, by a separate vote of non-controlling shareholders holding common shares, of an alternate member for the Company's Supervisory Board, as a result of the resignation of Ms. Vanessa C. Lopes, to serve for the remainder of the term of office; (ii) the election, by the controlling shareholder, with a majority vote of shareholders holding common shares, of an alternate member for the Company's Supervisory Board, as a result of the resignation of Mr. Adrian da Hora, to serve for the remainder of the term of office; and (iii) the election, by the controlling shareholder, with a majority vote of shareholders holding common shares, of a sitting member for the Company's Supervisory Board, as a result of the resignation of Mr. Nilso Sguarezi, to serve for the remainder of the term of office.

In view of the foregoing, and in accordance with Article 21-L, paragraph 1, of the above mentioned instruction, COPEL informs that candidates' names may be sent up to 25 days prior to the EGM for inclusion in the Distance Voting Ballot Paper, subject to the shareholding percentages provided for in Appendix 21-L-I.

Additional information and guidelines concerning the EGM shall be provided in the Meeting Notice, in the Management Proposal, in the Manual for Participation in General Meetings and in the Distance Voting Ballot Paper, which shall be filed up to 30 days prior to the EGM.

Should the Extraordinary General Meeting be rescheduled, such change shall be announced in due course, in accordance with the applicable legislation.

Curitiba, September 13, 2019

Ana Letícia Feller

Acting Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 12, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.